Exhibit 99.1

Level 12, Suite 1202
65 Berry Street	Telephone 612 9956 9156
North Sydney NSW 2060	Facsimile: 612 9956 9101
Australia P.O. Box 651	info@simsmm.com
Botany NSW 1455	www.simsmm.com
28 March 2011
Company Announcements Office
Australian Securities Exchange Ltd
Level 6, 20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Metal Management Limited — Dividend Reinvestment Plan (“DRP”)
Sims Metal Management Limited advises that the Allocation Price to apply to the DRP for the fiscal 2011 interim dividend payable on 8 April 2011 is $16.27.
Yours faithfully,
Sims Metal Management Limited
Frank Moratti
Group Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630